UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., February 27, 2018

Avianca Holdings S.A. informs that the fourth quarter 2017 quarterly results published on February 27, 2018 at 01:31:20 am were updated by the Company at 03:32:16 pm on February 27, 2018 due to involuntary errors encountered within the managerial data found within said quarterly report which resulted in inaccuracies in the analysis of the reconciliation of operational expenses by ASK.

In compliance with best practice principles of transparency and integrity in the disclosure of financial information, the corrections made to the Fourth Quarter report are explained below:

Quarterly Adjusted Operating Income: The USD 126.2 Million figure corresponds to the adjusted operating income as was initially reported for the Fourth Quarter of 2017. The adjusted operating income has been calculated by adjusting accounting records for non-recurring events impacting the airline’s operations during the reported period. This USD 126.2 Million figure reflects fourth quarter operating expenses adjusted for two events in particular:

1.	the addition of USD 62.0 Million in those Operational Expenses associated with the ACDAC pilots’ illegal cessation of activities assuming said strike had not occurred; and

2.	the addition of those expenses incurred by the Company for additional wet leases required to protect its operations in light of the illegal cessation of activities by the ACDAC pilots.

Based on the above, when such calculations were completed, the expenses were not added back correctly to the operating expenses in the non-adjusted figures provided. Additionally, due to human error, expenses in the amount of USD 2.8 Million related to project fees incurred by the Company in the fourth quarter 2017 were not included in those calculations.

As such, the USD 169.1 Million Quarterly Adjusted Operating Income figure published in the Company’s updated report reflects the correct calculations and includes the correct line items as described below.

The following table shows the adjustments included in each of the accounts as compared to the information as initially reported. It is important to note that these adjustments only impact managerial accounting figures and do not result in any variation in the final accounting figures:

	Interim Condensed Consolidated Statement of Comprehensive Income	Adjusted Information (Initial Report)		Adjusted Information (Updated Report)
Operating revenue:
Passenger	881,099	(+)	152,021	(+)	152,021
Non-Passenger Revenue	239,835
Total operating revenues	1,120,934	(+)	152,021	(+)	152,021
Operating expenses:
Flight operations	47,934	(+)	2,111	(+)	2,111
Aircraft fuel	228,580	(+)	27,834	(+)	27,834
Ground operations	110,634	(+)	12,131	(+)	12,131
Aircraft rentals	52,565	(+)	18,000	(-)	18,000
Passenger services	40,011	(+)	4,949	(+)	4,949
Maintenance and repairs	57,103	(+)	4,747	(+)	4,747
Air traffic	67,138	(-)	3,232	(-)	3,232
Sales and marketing	122,665	(+)	13,503	(+)	13,503
General, administrative, and other	55,354			(-)	2,875
Salaries, wages and benefits	188,327	(+)	2,000	(-)	2,000
Depreciation and amortization	94,340
Total operating expense	1,064,652		1,146,694		1,103,819
Operating profit (EBIT)	56,282		126,261		169,136

Other non-operating income (expense):
Interest expense	(50,847)		(50,847)		(50,847)
Interest income	9,565		9,565		9,565
Derivative instruments	(325)		(325)		(325)
Foreign exchange	(3,657)		(3,657)		(3,657)
Profit before income tax	11,018		80,997		123,872

Income tax expense-current	—		—		—
Income tax expense-deferred	3,713		3,713		3,713
Total income tax expense	—		—		—
Net income (loss)	14,731		84,710		127,585

Separately, the Company hereby clarifies that the Adjusted Net Income in the amount of USD 51.1 Million corresponds to the Adjusted Net Income for the fourth quarter of 2016, which was also incorrectly repeated in the fourth quarter of 2017 within the initial report.

Finally, it should be noted that managerial figures instead of accounting figures were provided for both the fourth quarter of 2016 and the fourth quarter of 2017 due to an error in updating the Income Statement within the initial report.

Investor Relation Office

+ 571-5877700 ext. 1320, 1349

ir@avianca.com

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel